

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02037066

NO ACT
P.E 4.17.02
0-00497

PROCESSED
MAY 30 2002
THOMSON FINANCIAL

May 2, 2002

Joseph Lesko
Heller Ehrman White & McAuliffe LLP
4350 La Jolla Village Drive
7th Floor
San Diego, CA 92122-1246

Act 1934
Section
Rule 14A-8
Public Availability 5/2/2002

Re: Lipid Sciences, Inc.
Incoming letter dated April 17, 2002

Dear Mr. Lesko:

This is in response to your letter dated April 17, 2002 concerning the shareholder proposal submitted to Lipid Sciences by Mr. Bosko Djordjevic. We also have received a letter on the proponent's behalf dated April 23, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mr. Bosko Djordjevic
130 South Mapleton Drive
Los Angeles, CA 90024

CRGA

HellerEhrman
ATTORNEYS

April 17, 2002

Joseph M. Lesko
jlesko@hewm.com
(858) 450-5718
Main (858) 450-8400
Fax (858) 450-8499

Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549


RECD S.E.C.
APR 17 2002
1086

Re: Lipid Sciences, Inc.
Omission of Shareholder Proposal submitted by Bosko Djordjevic

Ladies and Gentlemen:

We are writing on behalf of our client, Lipid Sciences, Inc., an Arizona corporation (the "***Company***"), regarding a shareholder proposal (the "***Proposal***") submitted to the Company by Bosko Djordjevic (the "***Proponent***") for inclusion in the Company's proxy statement and form of proxy for the 2002 annual meeting of shareholders (the "***Proxy Materials***").

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "***Commission***") that the Company intends to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8, as promulgated under the Securities and Exchange Act of 1934. We request, on behalf of the Company, that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials.

For the reasons set forth below under the heading "Rule 14a-8(j) - 80-Day Waiver," we also respectfully request the Staff to permit the Company to file its definitive Proxy Materials with the Commission less than 80 days from the date that the Commission receives this letter.

Summary

The Proposal is attached hereto as Exhibit A. The Proposal is excludable because of the following reasons:

- The Proposal relates to an election for membership on the Company's board of directors and is, therefore, excludable under Rule 14a-8(i) (8); and

- The Proposal is designed to result in a benefit to the Proponent, or to further a personal interest, which is not shared by the other shareholders at large and is, therefore, excludable under Rule 14a-8(i)(4).

The Proposal

The Proposal is as follows:

"That a resolution be put to the stockholders to remove Phil Radlick as a director of Lipid Sciences, Inc., without cause, and I be nominated to fill the vacancy thereby created on the board of directors if Mr. Radlick is removed."

The Proposal Relates to an Election of Directors and is Excludable Under Rule 14a-8(i)(8).

Mr. Radlick has been elected as a director by the shareholders for a term expiring on the date of the Company's Annual Meeting of Shareholders in 2003. The Proposal in effect would call for his removal in a manner contrary to the election process. Accordingly, the Proposal relates directly to an election of directors and is excludable under Rule 14a-8(i)(8).

Rule 14a-(i)(8) permits a company to exclude a proposal that "relates to an election for membership on the company's board of directors or analogous governing body." The Commission has stated that the purpose of Rule 14a-8(i)(8) "is to make clear, with respect to corporate elections, that Rule 14a-8(i)(8) is not the proper means for conducting campaigns or effecting reforms in elections since other proxy rules . . .are applicable thereto." See Release No. 12598 (July 7, 1976). Consistent with this statement, the Staff repeatedly has permitted companies to exclude proposals that request or require the resignation of one or more directors. See, e.g., Second Bancorp Inc. (Feb. 12, 2001) (proposal requesting the resignation of a certain director excludable under Rule 14a-8(i)(8)); U.S. Bancorp (Feb. 27, 2000) (proposal mandating the removal of the company's officers and directors excludable under Rule 14a-8(i)(8)); PepsiCo Inc. (Feb. 1 1999) (proposal calling for resignation of two directors because they were "ousted from their own places of employment" excludable under Rule 14a-8(i)(8)); Masco Corp. (March 16, 1998) (proposal calling for replacement of outside directors excludable under Rule 14a-8(i) (8)); ChemTrak Inc. (March 10, 1997) (proposal requesting that the board of directors accept the resignation of the current chairman excludable under Rule 14a-8(i)(8)).

The Proposal is Designed to Result in a Benefit to the Proponent, or to Further a Personal Interest of the Proponent, and is Excludable Under Rule 14a-8(i)(4).

The Proponent has nominated himself to replace Mr. Radlick on the Board of Directors. The non-employee board members are currently paid a retainer of $1,500 per month, plus $1,500 for attendance at each meeting and $1,000 for any meetings on a special committee. Further, the non-employee Board members were recently granted an option to purchase 80,000 shares of Company Common Stock. These payments represent a benefit to the Proponent, or further a personal interest of the Proponent, which is not shared by the other shareholders at large. Therefore, the proposal is excludable under Rule 14a-8(i)(4).

Rule 14a-8(j) - 80-Day Waiver

This submission is being made to the Commission less than 80 days before the Company intends to file its definitive Proxy Materials. The Company intends to file its definitive Proxy Materials on or about May 7, 2002. The reason for the delayed submission is that the Company did not receive the Proposal until April 12, 2002, less than 80 days before the Company intends to file its definitive Proxy Materials. Accordingly, we request that the Staff, in the exercise of its discretion under Rule 14a-8(j)(1), permit and accept the filing of this submission less than 80 days prior to the anticipated filing date of the Company's definitive Proxy Materials.

* * *

In light of the Company's intention to hold its 2002 Annual Meeting of Shareholders on June 18, 2002 and file its definitive Proxy Materials on or about May 7, 2002, we respectfully request an expedited review of this submission.

If you have any questions or require additional information, please call David Charapp or the undersigned at (858) 450-8400. Should the Staff disagree with our conclusion regarding the omission of the Proposal from the Proxy Materials, we would appreciate the opportunity to confer with a member of the Staff before the issuance of its response.

On behalf of the Company, we hereby file, pursuant to Rule 14a-8(j), six copies of this letter and the Proposal. We are simultaneously providing a copy of this submission to the Proponent. In addition, we have included an extra copy of this letter. Please acknowledge receipt of this letter by date-stamping a copy of this letter and returning it to me in the self-addressed envelope provided.

Very truly yours,



Joseph Lesko

185725 v02.SD (3ZB102!.DOC)

EXHIBIT A

Shareholder Proposal

[Attached]

Bosko Djordjevic
130 South Mapleton Drive
Los Angeles, CA 90024

April 11, 2002

Via Federal Express
Secretary
Lipid Sciences, Inc.
7068 Koll Center Parkway, Suite 401
Pleasanton, CA 94566

Dear Sir/Madam:

I request that the following proposal be included in the proxy statement for the annual meeting announced for June 18, 2002:

> Under Sections 4.6 and 4.3 of the company by-laws, I request that a resolution be put to the stockholders to remove Phil Radlick as a director of Lipid Sciences, Inc., without cause, and I be nominated to fill the vacancy thereby created on the board of directors if Mr. Radlick is removed.

By notice of April 3, 2002, it was confirmed that the annual meeting of stockholders of Lipid Sciences Inc. will be held on June 18, 2002 at 10:00 a.m. All prior indications of the meeting did not conclusively announce the date.

Below are the details about myself required under Section 4.3 of the company by-laws:

(1) My legal name is Bosko Djordjevic;

(2) I am 48 years old (birth date: 10/24/53);

(3) My business (mailing) address is: 264 South La Cienga Blvd., #215, Beverly Hills, CA 90211;

(4) My home address is: 130 South Mapleton Drive, Los Angeles, CA 90024;

(5) My telephone number is 310-271-1598;

(6) I currently am employed as an investor;

(7) I own directly 1,502,029 shares of common stock, no par value, of the company;

(8) During the last five years I was employed as an investor;

(9) I am not involved in any material legal proceedings;

(10) I currently do not have any agreements or arrangements with any other person thatrequires disclosure under the federal proxy rules;

(11) I was a director of Lipid Sciences, Inc., a Delaware corporation prior to 2001; and

(12) My current record address for my shares is c/o MDB Capital Group LLC, 401 Wilshire Blvd., Suite 1020, Santa Monica, CA 90401. I will be changing this address to my residence.

I hereby consent to being named as a nominee as a director in the company's proxy statement for the 2002 annual meeting and to serving as a director of the company if elected.

Sincerely,



Bosko Djordjevic

cc: Barry Michaels

LAW OFFICES OF
GREENBERG GLUSKER FIELDS CLAMAN MACHTINGER & KINSELLA LLP

1900 AVENUE OF THE STARS
21ST FLOOR
LOS ANGELES, CALIFORNIA 90067-4590
TELEPHONE: (310) 553-3610

FAX
(310) 553-0687

DIRECT DIAL NUMBER
(310) 201-7428

E-MAIL ADDRESS
PPETERS@GGFIRM.COM

OUR FILE NUMBER
18722-00002

April 23, 2002

VIA FACSIMILE [(925) 249-4040]
AND FEDERAL EXPRESS

The Board of Directors
Lipid Sciences, Inc.
7068 Koll Center Parkway, Suite 401
Pleasanton, CA 94566

Re: Shareholder Proposal of Bosko Djordjevic

Gentlemen:

We have been asked to advise Mr. Bosko Djordjevic regarding the shareholder proposal dated April 11, 2002 (the "Proposal") that he submitted to Lipid Sciences, Inc. (the "Company"). In that connection, we have reviewed the Proposal and the letter of Heller Ehrman White & McAuliffe LLP dated April 17, 2002, addressed to the Securities and Exchange Commission (the "Response") in response to the Proposal.

We understand from the Response that the Company intends to omit the Proposal from its proxy statement and form of proxy for the 2002 annual meeting of shareholders (the "Proxy Materials") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. We also understand that the Board of Directors of the Company has agreed to hear a presentation from Mr. Djordjevic at a special meeting on Wednesday, April 24, 2002. At that time, Mr. Djordjevic will present the substantive reasons that he believes the Proposal is in the best interests of the Company and its shareholders. This letter is intended to address what we believe to be a fundamental legal issue.

The entire Response is directed to Mr. Djordjevic's and the Company's respective rights under Rule 14a-8. However, the Proposal was not submitted pursuant to Rule14a-8; it was submitted pursuant to Arizona law and to Sections 4.3 and 4.6 of the Company's Bylaws. The full texts of Title 10, Section 10-808 of the Arizona Revised Statutes (the "Statute") and Sections 4.3 and 4.6 of the Company's Bylaws are attached hereto as Exhibit A.

Under the Statute, "[T]he shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause." We have reviewed the Company's Amended and Restated Articles of Incorporation and all amendments thereto filed as Exhibits to the Company's Registration Statement on Form S-4 (File No. 333-67012), and there is no provision for removal of directors. In accordance with the Statute, the Company's Bylaws (likewise filed as an Exhibit to the Form S-4 Registration Statement) provide for removal of directors by shareholders with or without cause.

Section 4.3 of the Company's Bylaws provides a detailed procedure for the nomination of directors by shareholders. Mr. Djordjevic's Proposal complies in all respects with the procedures set forth in that Section.

Finally, although it has nothing to do with Mr. Djordjevic's rights under Arizona law and under the Bylaws of the Company, we feel it necessary to respond to the assertion in the Response that the Proposal is designed to, or will result in, a benefit to the proponent in the form of director's fees. Mr. Djordjevic has committed that, if he becomes a director of the Company, he will donate any and all director's fees he receives to charity and will give to the Board of Directors a receipt or other evidence satisfactory to the Board of such donation.

We ask that the Company reconsider its decision not to include the Proposal in the Proxy Materials. We do not believe that any "no action" or other advice from the Staff of the Securities and Exchange Commission (with respect to federal law) can in any way diminish the rights of the Company's shareholders under Arizona law and under its Bylaws.

Very truly yours,



Paula J. Peters

PJP:klm

cc: Office of Chief Counsel (Via Federal Express)
Securities & Exchange Commission
450 Fifth Street Northwest
Washington, DC 20549

Heller Ehrman White & McAuliffe LLP (Via Facsimile [(858) 450-8499] and U.S. Mail)
4350 La Jolla Village Drive, 7th Floor
San Diego, CA 92122-1245
Attention: Joseph Lesko, Esq.

Mr. Bosko Djordjevic
Norman H. Levine, Esq.

EXHIBIT A

STATUTE

10-808. Removal of directors by shareholders

A. The shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause.

B. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove the director.

C. If less than the entire board is to be removed, a director shall not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against the director's removal.

D. A director may be removed by the shareholders only at a meeting, and the meeting notice shall state that the purpose or one of the purposes of the meeting is removal of the director.

SECTIONS 4.3 AND 4.6 OF THE COMPANY'S BYLAWS

Section 4.3 Nominations of Directors. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board may be made at any annual or special meeting of the shareholders (a) by or at the direction of the Board or (b) by a shareholder of the Corporation (i) who is a shareholder of record on the date of the giving of the notice provided for in this Section 4.3 and on the record date for the determination of the shareholders entitled to vote at such meeting and (ii) who strictly complies with the notice procedures set forth in this Section 4.3. In addition to any other applicable requirements, for a nomination to be made by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation. To be timely, a shareholder's notice must be personally delivered to, or mailed to and received at, the principal office of the Corporation (a) in the case of an annual meeting, not less than sixty (60) days nor more than ninety (90) days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event the annual meeting is scheduled to be held on a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs, and (b) in the case of a special meeting called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. To be in proper written form, a shareholder's notice to the Secretary shall set forth (a) as to each person whom the shareholder proposes to nominate for election as a director (i) the name, age, business address and telephone number and, if known, residence address of the person, (ii) the principal occupation or employment of the person, (iii) the series or class and number of shares of stock of the Corporation that are owned beneficially or of record by the person and (iv) any other information relating to the person that is required to be disclosed in solicitations of proxies for the election of directors or as otherwise required (including the person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected), in each case pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and (b) as to the shareholder giving the notice (i) such shareholder's name and record address, as they appear on the Corporation's books, (ii) the series or class and number of shares of stock of the Corporation that are owned beneficially or of record by such shareholder, (iii) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which any nomination is to be made by such shareholder and (iv) any other information relating to such shareholder that is required to be disclosed in solicitations of proxies for the election of directors or as otherwise required, in each case pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding anything in these Bylaws to the contrary, no person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 4.3. The chairman of the meeting, if the facts warrant, may determine that a nomination was not made in accordance with the foregoing procedures and, if he or she should so determine, shall so declare to the meeting. Any nomination so declared to be defective shall be disregarded.

Section 4.6 Removal. Subject to the rights of the holders of any series of preferred stock or any other series or class of stock as set forth in the Articles to elect directors under specified circumstances, the shareholders of the Corporation may remove directors with or without cause, unless the Articles provide that directors may be removed only with cause.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

May 2, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lipid Sciences, Inc.
Incoming letter dated April 17, 2002

The submission seeks to remove a member of Lipid Sciences' board and nominate the proponent to the board.

It is unclear whether the submission involves only a rule 14a-8 issue, or, also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Lipid Sciences may exclude it under rule 14a-8(i)(8), as relating to an election to Lipid Sciences' board of directors, and we will not recommend enforcement action to the Commission if Lipid Sciences omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Lipid Sciences relies. To the extent the submission involves a question of Lipid Sciences' nomination procedures, rule 14a-8 would not be implicated.

We note that Lipid Sciences did not file its statement of objections to including the submission in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we hereby grant Lipid Sciences's request that the 80-day requirement be waived.

Sincerely,



Keir D. Gumbs
Special Counsel